EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Below is a list of subsidiaries of Biotech Products Services and Research, Inc. (the "Company"), all of which are wholly-owned by the Company.

■	Beyond Cells Corp., a Florida corporation formed with a business purpose to provide anti-aging and cellular therapy patient referral and product sales ("Beyond Cells");

■	BD Source and Distribution, Corp., a Florida corporation with a business purpose to sell cellular therapy products to doctors and hospitals ("BD Source");

■	General Surgical Florida, Inc., a Florida corporation with a business purpose of with a business purpose to sell cellular therapy products to doctors and hospitals ("General Surgical"); and

■	Ethan New York, Inc., a New York corporation formed with a business purpose of selling clothing and accessories through a retail store ("Ethan NY").